FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of November 2006

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For immediate release:	Monday, November 20, 2006

CONVERSION OF AMCOR PRIDES

Amcor announces today that the conversion period for the USD 230 million PRIDES convertible notes concluded on November 18, 2006 with 94.5 per cent of the notes converted into equity. Amcor will redeem the remaining notes at their face value of USD 12.6 million today.

Amcor’s PRIDES were convertible subordinated debt securities that paid a semi-annual coupon of 7.25% p.a. and gave noteholders a right to convert into American Depositary Receipts (ADRs) of Amcor at a prescribed conversion rate any time prior to November 19, 2006. Each ADR represents four ordinary Amcor shares.

There were 4.6 million PRIDES originally issued for USD 230 million in 1996. Noteholders have, primarily since early June 2006, exercised their right to convert approximately USD 217.4 million worth of PRIDES, resulting in the issue of approximately 43 million Amcor ordinary shares. This total includes approximately 19 million shares to be issued in the near future as a consequence of the conversion of some two million PRIDES on November 16 and 17, 2006.

Amcor is continuing its share buy back program to buy back the shares equivalent to the number of shares arising from the PRIDES conversions. Approximately 10.4 million shares have been bought back since July 2006.

Amcor PRIDES (AMCRP) will no longer be listed on NASDAQ Exchange.

ENDS

For further information, please contact:

John Murray

Executive General Manager Corporate Affairs

Amcor Limited

Ph: +61 3 9226 9005

Amcor Limited
ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria 3067 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 6500
www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date	20 November 2006
By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel